UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934
(Amendment No. 5)*

Dow Jones & Company, Inc.
__________________________________________________________________________________________________
(Name of Issuer)

Class B Common Stock
__________________________________________________________________________________________________
(Title of Class of Securities)

260561204
__________________________________________________________________________________________________
(CUSIP Number)

Dennis R. Delaney, Esq.
Hemenway & Barnes
60 State Street
Boston, MA 02109
(617) 227-7940
________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2007
________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of •• 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See • 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 260561204

1.	NAME OF REPORTING PERSONS.
Timothy F. Fidgeon
I.R.S. Identification Nos. of above persons (entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a.) ☐	(b.) ☒

3.	SEC USE ONLY

4.*	SOURCE OF FUNDS (See Instructions)
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
1,128,183

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
1,128,183

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
SEE LINE 8, ABOVE

12.	CHECK IF THE AGGREGATE AMOUNT REPRESENTED BY AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13.**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.80%

14.***	TYPE OF REPORTING PERSON
OO

* The source of funds is OO (other); beneficial ownership acquired by appointment as trustee of trusts.
** The percentages in line 13 are calculated based on the number of shares of Dow Jones Class B common stock outstanding as of July 31, 2007, as provided by the Issuer.
*** The type of reporting person is OO (other): co-trustee.

2

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D (the “B Common 13D”) filed initially on March 26, 1998 by Timothy F. Fidgeon (the “Reporting Person”), with respect to the class B common stock of Dow Jones & Company, Inc. (“Dow Jones” or the “Issuer”), as previously amended. Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the B Common 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the B Common 13D.

Item 4. Purpose of Transaction

     Item 4 is hereby amended to add the following supplemental information:

     Item 5 hereof is hereby incorporated in this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated as follows:

     The decrease in beneficial ownership reported in this Amendment No. 5 to the Schedule 13D, as compared to that set forth in Amendment No. 4 to the B Common 13D, is as a result of the Reporting Person’s resignation, effective July 30, 2007, as co-trustee of certain trusts.

(a)	See lines 11 and 13 of the cover page.

(b)	(1) The undersigned shares the voting and dispositive power as a co-trustee over 1,128,183 shares of the issuer's Class B common stock with the following persons:

(A) With Michael J. Puzo and Martha W. Cox over 808,750 shares of stock;
(B) With Kurt F. Somerville over 241,833 shares of stock; and
(C) With Michael J. Puzo and William C. Cox, Jr. over 77,600 shares of stock.

(2)(A)(i) Michael J. Puzo, Esq. and Kurt F. Somerville, Esq.;
(ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) Each is an attorney and professional fiduciary;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

(2)(B)(i) Martha W. Cox;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

(2)(C)(i) William C. Cox, Jr.;

(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA  02109;
(iii) retired;
(iv) no such conviction;
(v) not a party to any such proceeding;
(vi) United States.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2007

Timothy F. Fidgeon

By: /s/ Dennis R. Delaney

Dennis R. Delaney
Title: Attorney-in-Fact for Timothy F. Fidgeon